UNITED STATES
                       SECURITIES AND EXCHANGE
COMMISSION
                             Washington D.C. 20549




                                 SCHEDULE 13-G/A

                   Under the Securities Exchange Act
                               of 1934 (Amendment No.
                               21)


          Name of Issuer:  MEREDITH CORPORATION


          Title of Class of Securities:  CLASS A
COMMON STOCK,
                                         PAR VALUE
$1.00 PER SHARE
          CUSIP Number:  589433101





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.






The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  589433101          13G\A



1.     NAME OF REPORTING PERSON:  Frederick B. Henry

 S.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]

                                                           (b)  [X] 3.

SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

  NUMBER OF          5.     SOLE VOTING POWER: 709,352
   SHARES
BENEFICIALLY         6.     SHARED VOTING POWER: 544,608
 OWNED BY
   EACH              7.     SOLE DISPOSITIVE POWER: 709,352
 REPORTING
  PERSON             8.     SHARED DISPOSITIVE POWER: 544,608
   WITH



9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON:

                     1,253,960 *





10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES:

                       [ ]





11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  3%








12.    TYPE OF REPORTING PERSON:   IN








Item 1 (a)     Meredith Corporation

       (b)     1716 Locust Street, Des Moines, IA  50309-3023


Item 2 (a)     Frederick B. Henry

       (b)     120 Wooster Street, 4th Floor
        New York, NY 10012-1657

       (c)     The person filing this
statement is
               a citizen of the United
States

       (d)     Common Stock

       (e)     589433101


Item 3         Not applicable

Item 4 The information furnished herein is as of December 31, 1999

       (a)     Amount beneficially owned: 1,253,960*

       (b)     Percent of class:  3%

       (c)     Number of shares as to which such person has

                 (i)  Sole power to vote or to direct
               the vote: 709,352

                 (ii) Shared power to vote or to direct
               the vote: 544,608

             (iii) Sole power to dispose or to direct
               the disposition of: 709,352

            (iv)  Shared power to dispose or to direct
               the disposition of: 544,608


Item 5         Not applicable


Item 6         Other persons, including Norwest Bank Iowa, N.A.,
Des Moines,
               Iowa, and Bankers Trust Company, Des Moines, Iowa,


               have the right to receive or the power to direct the


               receipt of dividends from, or the proceeds from the


               sale of, the shares of Meredith Corporation stock


               referred to above.


Item 7         Not applicable


Item 8


Not applicable


Item 9


Not applicable


Item 10


Not applicable


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
               Dated: February 1, 2000

                                                _______________
                                                     ________
                                                     John S.
                                                     Zieser
                                                 Attorney-in-
Fact for:
                                                  Frederick B.
                                                        Henry
                                                        Directo
                                                        r



          *In addition to the shares of Common Stock set forth herein,
Frederick B. Henry is the beneficial owner of shares of Class B stock of the corporation. The Class B stock has 10 votes per share on most matters, including the election of directors, but is not transferable except to members of the family of the holder or certain other related entities. The Class B stock, however, is convertible, share for share, at any time into fully transferable Common Stock without the payment of any consideration. Accordingly, the Common Stock into which the Class B stock is convertible would be deemed beneficially owned by the holder thereof pursuant to Rule 13d-3. Giving effect to the conversion of the Class B stock beneficially owned by Mr. Henry (but not giving effect to the conversion of any other Class B stock), Mr. Henry would beneficially own 8% of the Common stock of the company.